BRF S.A.

PUBLICLY-HELD COMPANY
CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) communicates to its shareholders and to the market in general that it has executed a Memorandum of Understandings (“MOU”) with Aleph Farms, Ltd, an Israeli startup company that develops laboratory proteins from animal cells. The agreement aims: (i) the development and production of cultivated meats using the patented production of Aleph Farms (BioFarm ™); and (ii) the distribution of cultivated proteins from Aleph Farms, with exclusivity, in Brazil.

In connection with its plan “Vision 2030” presented on December 8, 2020, whereby one of the growth segments mentioned are the “meat substitutes”, this partnership will strengthen the generation and diversification of business to meet the growing demand of customers for a greater variety of meat-based products. Besides the commercial potential of cultivated meat in the Brazilian market, such partnership will also strengthen the commitments with sustainability, innovation and food safety adopted by the two companies.

São Paulo, March 4, 2021

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.